Exhibit 99.1

News Release

PartnerRe Ltd. Announces Redemption of $250 million 6.875% Senior Notes due 2018, 6.50% Series D Cumulative Preferred Shares and 7.25% Series E Cumulative Preferred Shares on November 1, 2016

PEMBROKE, Bermuda, September 30, 2016 - PartnerRe Ltd. (the “Company”) today announced that its wholly owned subsidiary, PartnerRe Finance A LLC, has called for the redemption of all $250 million of its outstanding 6.875% Senior Notes due 2018 (the “Notes”).

The redemption date will be November 1, 2016. The redemption price for the Notes will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments on the Notes (exclusive of interest accrued to the date of redemption), discounted to the redemption date using a defined treasury rate plus 50 basis points (0.50%), and will be determined as of November 1, 2016. Accrued and unpaid interest on the Notes will be paid to the redemption date.

Additionally, PartnerRe Ltd. announced that the Company will redeem all of its outstanding 6.50% Series D Cumulative Preferred Shares and 7.25% Series E Cumulative Preferred Shares on November 1, 2016, in each case at a redemption price of $25 per share, plus accrued and unpaid dividends.

Payment of the redemption price will be made upon presentation and surrender of the Series D&E Preferred Shares to Computershare Shareowner Services, Redemption Agent,
by mail or by overnight delivery to 250 Royall Street, Canton MA 02021, Attention: Corporate Actions; PartnerRe Redemption
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through PartnerRe’s three business segments: Property & Casualty, Specialty Lines and Life & Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At June 30, 2016, total assets were $22.4 billion, total capital was $7.8 billion and total shareholders’ equity attributable to PartnerRe was $7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+ / Fitch A+.

PartnerRe on the Internet: www.partnerre.com

News Release

PartnerRe Ltd	Telephone +1 441 292 0888
Wellesley House South, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08

Exhibit 99.1

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co
	441 292-0888	212 687-8080
	Media Contact: Celia Powell Investor Contact: Ryan Lipschutz	Robin Weinberg/Spencer Waybright

PartnerRe Ltd	Telephone +1 441 292 0888
Wellesley House South, 5th Floor	Fax +1 441 292 6080
90 Pitts Bay Road	www.partnerre.com
Pembroke, Bermuda HM 08